SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 13G
                            (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                           (Amendment No. 1)1



                         HORSEHEAD HOLDING CORP.


                            (Name of Issuer)

                                Common
                      (Title of Class of Securities)

                             440694305
                           (CUSIP Number)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  440694305

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Zesiger Capital Group LLC
         I.R.S. Identification No.: 13-3813880


2. Check the Appropriate Box if a Member of a Group*(a)[  ]
                              			    (b)[  ]
                     N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

    New York, New York

Number             5. Sole Voting Power              1,905,000
Of
Shares             6. Shared Voting Power            N/A
Beneficially
Owned by Each      7. Sole Dispositive Power         2,273,830
Reporting
Person With        8. Shared Dispositive Power       N/A


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      2,273,830


10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

       N/A


11.  Percent of Class Represented by Amount in Row (9)

       5.2%


12.   Type of Reporting Person*

        Investment Adviser (IA)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1 (a).       Name of Issuer

                  HORSEHEAD HOLDING CORP.


Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  4955 Steubenville Pike, Suite 405
                  Pittsburgh, Pennsylvania  15205


Item 2 (a).       Name of Person Filing:

                  	Zesiger Capital Group LLC

Item 2 (b).       Address of Principal Business Office or if None, Residence:

                  	460 Park Avenue, 22nd Floor, New York, New York 10022

Item 2 (c).       Citizenship:

                  	New York

Item 2 (d).       Title of Class of Securities:

                  	Common Stock

Item 2 (e). 	CUSIP Number:

            	440694305


Item 3   	If this  statement is filed  pursuant to Rule  13d-1(b),  or
            13d-2(b), check whether the person filing is a(n):

            Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

Item 4. 	Ownership.
        	If the person of the class owned, as of December 31 of the
		year covered by this statement, or as of the last day of any
		month described in Rule 13d-1  (b) (2), if applicable, exceeds five
		percent, provide the following information as of that date and
		identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned

                  2,273,830


         (b)  Percent of Class

                  5.2%

         (c) Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote

                           1,905,000

                  (ii) shared power to vote or to direct the vote

                           N/A

                  (iii) sole power to dispose or to direct the disposition

                           2,273,830

                  (iv) shared power to dispose or to direct the disposition of

                           N/A

         Zesiger Capital Group LLC ("ZCG") hereby disclaims beneficial ownership of all the above securities. Such securities are held in discretionary accounts which ZCG manages.


Item 5	Ownership of Five Percent or Less of a Class.

         	N/A


Item 6 	Ownership of More than Five Percent on Behalf of Another Person

	      Clients for whom ZCG acts as investment adviser may withdraw
		dividends or the proceeds of sales from the accounts managed by ZCG. No single client account owns more than 5% of the class of securities.


Item 7.	Identification and Classification of the Subsidiary Which Acquired
		the Security Being Reported on By the Parent Holding Company

         	N/A



Item 8.	Identification and Classification of Members of the Group

         	N/A


Item 9.  	Notice of Dissolution of the Group

         	N/A


Item 10. 	Certification

         	By signing below I certify that, to the best of my knowledge
         	and belief, the securities  referred to above were acquired in the
         	ordinary course of business  and were not acquired for the purpose
		of and do not have the effect of changing or influencing the control
		of the issuer of such securities and were not acquired in
		connection with or as a participant in any transaction having such
		purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                           February 11, 2013
                           Date

                           ZESIGER CAPITAL GROUP LLC

                           By: /s/ Barrie R. Zesiger
                                   Managing Director